EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Computation of earnings:
Income (loss) from continuing operations before income taxes, minority interest	$(306,632)	$(392,043)	$(48,373)	$(317,003)	$(153,219)
Add:
Fixed charges (as computed below)	250,077	178,982	211,188	454,731	458,477
Subtract:
Interest capitalized	—	—	(1,295)	(1,406)	—

	$(56,555)	$(213,061)	$161,520	$136,322	$305,258

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$197,258	$126,646	$153,722	$329,610	$332,058
Amortized premiums, discounts and capitalized interest expense related to indebtedness	9,512	7,160	8,606	20,649	22,056
Interest capitalized	—	—	1,295	1,406	—
Interest component of operating lease expense	43,307	45,176	47,565	103,066	104,363

Fixed charges	250,077	178,982	211,188	454,731	458,477
Dividends on preferred stock and losses on purchases of preferred stock	38,618	49,356	20,806	20,805	20,806

Combined fixed charges and preferred stock dividends	$288,695	$228,338	$231,994	$475,536	$479,283

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$306,632	$392,043	$49,668	$318,409	$153,219

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$345,250	$441,399	$70,474	$339,214	$174,025